FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from December 3, 2002 to December 20, 2002

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By:

/s/ Bradley J. Blacketor

Name:

Bradley J. Blacketor

Title:

Chief Financial Officer

Dated:  December 20, 2002

The following attached documents are filed under this Form 6-K:

Attachment A:

Press Release #02-11 dated December 20, 2002

Attachment A

Press Release No. 02-11

METALLICA RESOURCES ANNOUNCES NORANDA’S PLANS FOR THE EL MORRO PROJECT FOR 2003

Toronto, Ontario, December 20, 2002 - Metallica Resources Inc. (TSE: MR, OTCBB: METLF) has received Noranda Inc’s plan and budget for 2003 for the El Morro copper-gold property located in Chile.

Noranda has indicated that its budget for 2003 is US$830,000.  This budget includes the final US$500,000 payment to BHP due in July 2003, US$170,000 for land holding costs and approximately US$85,000 in reclamation and camp expenses.  The remaining US$75,000 is allocated to anticipated legal fees and labor costs.

As of the end of November, Noranda has spent in excess of US$10 million on the El Morro project.  The Joint Venture Agreement requires Noranda to have spent US$10 million by September 2005.

Noranda is the project operator and will earn a 70 percent interest in the El Morro project by making a cash payment to Metallica of US$10 million prior to September 2005.  It is also required to use commercially reasonable efforts to complete a bankable feasibility study by September 2007 and, if so requested by Metallica, lend Metallica 70 percent of its 30 percent share of capital required to develop the project.

In a September 5, 2002 Metallica press release, Noranda announced an Inferred Mineral Resource for the La Fortuna area of the El Morro project of 465 million tonnes grading 0.61 percent copper and 0.50 grams of gold per tonne at a 0.4 percent copper cutoff grade.  This equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold.  This Inferred Mineral Resource was calculated to the 3400-meter elevation.  Diamond drill hole DDHF-39 extends to an elevation of 3,073 meters or over 325 meters below the Inferred Mineral Resource estimate.  In the same September 5, 2002 press release, Metallica estimated an additional possible mineral deposit of over 100 million tonnes grading 0.55 percent copper and 0.46 grams per tonne of gold at a 0.4 percent copper cutoff below the current Inferred Mineral Resource.  This estimate was based on geological cross-sections and assays from DDHF-39.  It is uncertain if further exploration will convert the possible mineral resource in a mineral resource.

Ritch Hall, President and CEO of Metallica, stated: "Metallica is disappointed in Noranda’s plans for 2003.  We strongly believe that the size and quality of the La Fortuna resource deserves an aggressive development program and that the El Morro area exploration targets should be pursued.  Until it has earned its interest in the project Noranda is obligated, at is sole expense, to maintain the property in good standing and meet the various requirements of the Joint Venture Agreement.”

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas.  It is well funded and currently has 32.4 million common shares outstanding.  Please visit Metallica's website at www.metal-res.com.

CONTACT:  Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION.  THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS.  THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.